Exhibit 99.40

Mayfair Gold Announces Filing of Annual Information Form

VANCOUVER, British Columbia, October 29, 2025 - Mayfair Gold Corp. (“Mayfair Gold” or the “Company”) (TSX-V:MFG; OTCQX:MFGCF) is pleased to announce that it has filed an Annual Information Form (“AIF”) for the year ended December 31, 2024 on SEDAR+. An electronic copy of the AIF is available on the Company’s website at www.mayfairgold.ca or under the Company’s SEDAR+ profile at www.sedarplus.ca.

About Mayfair Gold

Mayfair Gold is a well-funded Canadian gold development company focused on advancing the 100%-owned Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit hosts an Indicated Resource of 181.3 Mt grading 0.74 g/t Au for 4.3 million contained gold. Mayfair is focused on advancing Fenn-Gib through the Ontario Provincial permitting process to transition Mayfair into a new Canadian gold producer in the current gold cycle.

For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1 (855) 350-5600, info@mayfairgold.ca.

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